Exhibit 99.1

COGENT Realty Advisors, LLC

Valuation, Consultation, Due Diligence

Appraisal of

Lakeside at Vinings Mountain

100 Pinehurst Drive

Atlanta, GA 30339

COGENT Realty Advisors, LLC

Commercial Real Estate Valuation, Consultation, Due Diligence

5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206

Tel: 214.363.3373     Fax: 214.369.4388

October 31, 2012

Ms. Lisa R. Cohn

Executive Vice President

Fox Partners II LLC

4582 S. Ulster St., Suite 1100

Denver, CO 80237

Re:	Lakeside at Vinings Mountain Apartments

100 Pinehurst Drive

Atlanta, Georgia 30339

Dear Ms. Cohn:

Cogent Realty Advisors, LLC (“CRA”) has completed an appraisal of the above-referenced property as authorized by our October 12, 2012 engagement letter. The purpose of this assignment is to estimate the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing as of October 24, 2012, the date the property was inspected by the appraiser. The report has been prepared for Fox Partners II LLC for client’s use in asset evaluation and financial reporting purposes.

Situated as noted above, the subject property consists of a 16.97-acre site improved with a 220-unit garden-style apartment complex containing 222,680 square feet of rentable area. Additional site improvements include a 1,636-square-foot clubhouse, swimming pool with surrounding patio/deck areas, asphalt paved driveways and surface parking areas, concrete walkways and landscaping. The complex, locally known as the Lakeside at Vinings Mountain, is classified as a Class A apartment community by local market standards. The property, originally developed in 1982 and extensively renovated between 2007 and 2009, is operating at stabilized occupancy and is in good physical condition in comparison to substitute properties of similar age and characteristics. The subject property is more fully described, legally and physically, within the attached report.

Based on the analysis contained in the attached report, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of October 24, 2012, is:

THIRTY-ONE MILLION FOUR HUNDRED THOUSAND DOLLARS

($31,400,000)

This letter must remain attached to the following report, which contains the pages found in the Table of Contents on Page i. Please also refer to the Basic Assumptions and Limiting Conditions section of the report that includes Extraordinary Conditions/Special Assumptions that were considered in the valuation of the subject property. The report was prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as set forth by the Appraisal Foundation and in accordance with the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute.

COGENT Realty Advisors, LLC

Commercial Real Estate Valuation, Consultation, Due Diligence

5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206

Tel: 214.363.3373     Fax: 214.369.4388

Ms. Lisa R. Cohn	October 31, 2012
Fox Partners II LLC	Page 2

It has been a pleasure to be of service to you. Please do not hesitate to call with any questions you may have regarding our assumptions, observations or conclusions.

Respectfully submitted,

COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM Managing Partner Certified General Real Estate Appraiser Georgia Certification #3345

Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page i

TABLE OF CONTENTS
Title Page
Letter of Transmittal
Table of Contents	i
Certificate of Appraisal	ii
Basic Assumptions and Limiting Conditions	iii
Subject Property Photographs & Maps	v

PREMISES OF THE APPRAISAL
Summary of Salient Facts and Conclusions	1
Property Identification	3
Sales History	3
Purpose and Scope of the Appraisal	3
Definition of Value	4
Property Rights Appraised	4
Intended Use and User of the Appraisal and Reporting	4
Exposure and Marketing Periods	5

PRESENTATION OF DATA
Regional and Area Analysis	7
Neighborhood Analysis	13
Site Analysis	15
Improvement Analysis	18
Zoning Analysis	23
Real Estate Assessments and Taxes	24

MARKET ANALYSIS
Apartment Market Analysis	26
Market Rent Analysis	29

ANALYSIS OF DATA AND CONCLUSIONS
Highest and Best Use	42
Valuation Process	44
Income Capitalization Approach	46
Sales Comparison Approach	54
Reconciliation and Final Value Conclusion	61

ADDENDA
Additional Subject Property Photographs
Improved Sales Photographs
Appraiser Qualifications

COGENT Realty Advisors, LLC

Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page ii

CERTIFICATE OF APPRAISAL

I, Steven J. Goldberg, MAI, CCIM, certify that to the best of my knowledge and belief:

The statements of fact contained in this appraisal are true and correct.

The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and my personal, unbiased professional analyses, opinions, and conclusions.

I have no present or prospective interest in the property that is the subject property of this appraisal, and have no personal interest or bias with respect to the parties involved.

My compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event

My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation, the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

Jackson Aills assisted the undersigned by conducting an inspection of the subject property and its environs and collecting and confirming factual and market data.

Jackson Aills made a personal inspection of the property that is the subject of this appraisal on July 8, 2011. Steven Goldberg, MAI did not inspect the subject property in conjunction with this assignment but has inspected the property previously in conjunction with a prior assignment.

This appraisal was not prepared in conjunction with a request for a specific value or a value within a given range or predicated upon loan approval.

I have extensive experience appraising properties similar to the subject and am in compliance with the Competency Rule of USPAP.

I have appraised the subject property within the three year period prior to the date this report was prepared.

As of the date of this appraisal Steven J. Goldberg, MAI has completed the requirements under the continuing education program of the Appraisal Institute.

The use of this report is subject to the requirements of the Appraisal Institute relating to review its duly authorized representatives.

COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM
Managing Partner
Certified General Real Estate Appraiser
Georgia Certification #3345

COGENT Realty Advisors, LLC

Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page iii

BASIC ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal report is subject to the following assumptions and limiting conditions:

No responsibility is assumed for the legal description or for matters including legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.

The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.

Responsible ownership and competent property management are assumed.

The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

All engineering is assumed to be correct. The plot plans and illustrative material in this report are included only to assist the reader in visualizing the property.

It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined, and considered in the appraisal report.

It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless nonconformity has been stated, defined, and considered in the appraisal report.

It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

It is assumed that the utilization of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

The distribution, if any, of the total valuation in this report between land and improvements applies only under the stated program of utilization. The separate allocations for land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

Unless otherwise stated, possession of this report, or a copy thereof, does not carry with it the right of publication.

The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

Unless otherwise stated, neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.

COGENT Realty Advisors, LLC

Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page iv

Unless otherwise stated in this report, the existence of hazardous substances, including without limitation asbestos, polychlorinated biphenyls, petroleum leakage, or agricultural chemicals, which may or may not be present on the property, or other environmental conditions, were not called to the attention of nor did the appraiser become aware of such during the appraiser’s inspection. The appraiser has no knowledge of the existence of such materials on or in the property unless otherwise stated. The appraiser, however, is not qualified to test such substances or conditions. If the presence of such substances, such as asbestos, urea formaldehyde foam insulation, or other hazardous substances or environmental conditions, may affect the value of the property, the value is predicated on the assumption that there is no such condition on or in the property or in such proximity thereto that it would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.

17. Former personal property items such as kitchen and bathroom appliances are now either permanently affixed to the real estate or are implicitly part of the real estate in that tenants expect the use of such items in exchange for rent and never gain any of the rights of ownership. Furthermore, the intention of the owners is not to remove the articles which are required under the implied or express Warranty of Habitability. The accounting for the short-lived nature of such items is reflected in a reserves for replacement expense category.

EXTRAORDINARY ASSUMPTIONS/SPECIAL CONDITIONS

We have not been provided with a current survey, architectural plans or other specifications for the subject property. Therefore, we have relied upon data obtained from public records, our cursory inspection of the property and client provided rent roll data and floor plans for the purpose of estimating the site and building size and other details pertaining to the existing improvements. Our analysis is conditioned upon the assumption that the aforementioned data accurately reflects the actual land area and building size.

Our inspection of the property comprised an overview of the exterior common areas as well as the interior of a random sampling of individual units. Our analysis is conditioned upon the assumption that the units not inspected are representative of similar condition and layout as the inspected units.

The scope of our inspection of the subject property is limited to a cursory overview for valuation purposes only. All electrical, plumbing, mechanical , structural and building systems are assumed to be in proper working order. An inspection by a licensed contractor and/or engineer is recommended for further detailed information regarding the condition of the subject property.

COGENT Realty Advisors, LLC

Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page v

SUBJECT PROPERTY PHOTOGRAPHS

View of typical building

Interior view of typical unit

COGENT Realty Advisors, LLC

Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page vi

REGIONAL MAP

COGENT Realty Advisors, LLC

Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page vii

NEIGHBORHOOD MAP

COGENT Realty Advisors, LLC

Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 1

SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Date of Value	October 24, 2012

Date of Inspection	October 24, 2012

Property Name	Lakeside at Vinings Mountain Apartments

Property Address	100 Pinehurst Drive
Atlanta, Georgia 30339

Property Location	The Property is located in Vinings, an unincorporated town in northern Cobb County, just across the Chattahoochee River from Atlanta. It is situated along the south side of Wilkinson Parkway just east of I-285 and south of its juncture with I-75. The Vinings is located between the affluent West Paces Ferry section of Buckhead in northwest Atlanta, and suburban Smyrna in Cobb County. The U.S. Postal Service uses “Atlanta” for all Vinings addresses (ZIP code 30339).

Purpose and Use	Estimate the Market Value of the Fee Simple Interest in the subject property as of October 24, 2012, free and clear of mortgage financing. The appraisal was prepared for Fox Partners II LLC to provide a valuation of the property for client’s use in asset evaluation and financial reporting purposes.

Site Size	Irregular shaped site that contains a total of 16.97± acres

Zoning	RM-12 (Residential Multifamily)

Improvements	The subject is a 220-unit gated garden apartment complex completed in 1982 and extensively renovated between 2007 and 2009. The 220 dwelling units are \situated within eleven apartment buildings. Other improvements include a clubhouse, swimming pool with surrounding patio/deck areas, tennis court, asphalt paved driveways and surface parking areas, concrete walkways and landscaping. The property is operating at stabilized occupancy and is in good physical

Tax Identification	17095000610 (Cobb County Assessor’s Office)

2012 Assessed Value	$8,297,920 (Taxable Value)

Highest and Best Use
As If Vacant	Multifamily development
As Improved	Continued use of the existing improvements

COGENT Realty Advisors, LLC

Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 2

VALUATION

Income Capitalization	$31,400,000
Stabilized NOI	$1,807,596
Cap Rate	5.75%
Value per Unit	$142,727
Value per Sq Ft	$141.01

Sales Comparison	$29,700,000
Value per Unit	$135,000
Value per Sq Ft	$133.38

Concluded Value	$31,400,000

COGENT Realty Advisors, LLC

Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 3

PREMISES OF THE APPRAISAL

Identification	The subject property consists of a 16.97±-acre site improved with a 220- unit apartment complex known as Lakeside at Vinings Mountain.

The physical address of the property is 100 Pinehurst Drive, Atlanta, Cobb County, Georgia. It is noted that the subject is located in an unincorporated town in Cobb County, just across the Chattahoochee River from Atlanta Georgia. In addition, two sister properties, The Peak and The Views share the same address.

The subject property is identified by the Cobb County Property Appraiser as Tax Parcel Number 17095000610.

Sales History of the Subject Property	According to public records, ownership of the subject property is vested in Lakeside at Vinings LLC. According to public records, a transfer of ownership from Century Properties Fund XIX to Lakeside at Vinings LLC occurred on October 27, 2009. Cobb County tax records report a “Sales Price” of $18,125,000. According to Danielle McClure with AIMCO, the property was dropped down into a lower tier (partnership) as part of refinancing and that the $18,125,000 transfer price was the value from the appraisal ordered by the lender.

The above described transfer is not arms length and we are not aware of any arms length transfers of ownership within the three-year period prior to the effective date of value. It is our understanding that the subject property is not being listed for sale and we are not aware of any contracts of sale pending as of the date this report was prepared.

Purpose and Scope of the Appraisal	The purpose of the appraisal is to estimate the market value of the subject property free and clear of mortgage financing as of the date of value. It is the intent of the appraisers that the analysis, opinions and conclusions of this report be considered an unbiased, objective investigation performed by a disinterested third party with complete objectivity as to the outcome of the analysis.

According to the Appraisal Institute’s Code of Professional Ethics and Uniform Standards of Professional Appraisal Practice, the scope of the appraisal is cited as “the extent of the process of collecting, confirming, and reporting data” included in an appraisal report. All appropriate data deemed pertinent to the solution of the appraisal problem has been collected and confirmed. In our appraisal of the subject property, we have:

1. Inspected the subject property and its environs.

2. Reviewed demographic and other socioeconomic trends pertaining to the city and region.

3. Examined regional apartment market conditions, with special emphasis on the subject property’s apartment submarket.

COGENT Realty Advisors, LLC

Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 4

4. Investigated lease and sale transactions involving comparable properties in the influencing market.

5.      Reviewed the existing rent roll and discussed the leasing status with the building manager and leasing agent. In addition, we have reviewed the subject property’s recent operating history and those of competing properties.

6. Utilized appropriate appraisal methodology to derive estimates of value.

7. Reconciled the estimates of value into a single value conclusion.

Definition of Market Value	Market Value is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, Fifth Edition, Chicago, Illinois, Appraisal Institute, 2010, as:

“The most probable price that a property should bring in a competitive and open market under all conditions requisite to a fair sales, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1. Buyer and seller are typically motivated;

2. Both parties are well informed or well advised, and acting in what they consider their best interests;

3. A reasonable time is allowed for exposure in the open market;

4. Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

5. The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.”

Property Rights Appraised	Fee Simple Estate. A Fee Simple Estate is defined in The Dictionary of Real Estate Appraisal, Fifth Edition, Chicago, Illinois, Appraisal Institute, 2010, as:

“Absolute ownership unencumbered by any other interest or estate, subject only to the limitations of the four powers of government (eminent domain, escheat, police power and taxation)”.

Intended Use and Intended User	The intended user of this report is Fox Partners II LLC, the general partner of the entity that owns the subject property. It is understood that this appraisal will be utilized by the intended user as an aid in asset evaluation and financial reporting. All others reading or relying on this appraisal report are considered unintended users of this appraisal. The appraisal cannot be used for any other reason than that stated above. Should anyone other than the client read or rely on this report, no fiduciary obligation is owed by the appraisers to that party. The appraisers are not responsible for unauthorized use of this report.

COGENT Realty Advisors, LLC

Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 5

This appraisal has been prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation as well as the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute. The presentation of data and results of our analysis are presented in a Self-contained Report format as set forth under Standards Rule 2-2 of the USPAP.

Exposure Period	According to the previously stated definition of Market Value, the property must be allowed a reasonable time to be exposed in the open market to achieve the appraised value. Exposure is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, Fifth Edition, Chicago, Illinois, Appraisal Institute, 2010, as:

• The time a property remains on the market.

•     The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market. Exposure time is always presumed to occur prior to the effective date of the appraisal. The overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort. Exposure time is different for various types of real estate and value ranges and under various market conditions.

Review of transfer records suggests that there is an active investor market for good quality apartment properties. A sufficient amount of investor demand exists for good quality apartment properties and as a result there is a steady volume of transaction activity.

We believe that if the subject property were exposed to the market for a reasonable period of time prior to the effective date of this appraisal, which we consider to be a period of up to 12 months, the subject property would transfer at an appropriate price, that is to say, the appraised value. Support for this exposure period is provided by the PwC (Pricewaterhouse-Coopers) Real Estate Investor Survey (formerly Korpacz Real Estate Investor Survey) Third Quarter 2012, which indicates that marketing times for apartment properties in the national and southeast markets range from 0 to 18 months. The average marketing time for the national market equates to 5.3 months, down from 5.9 months reported one year ago. The average marketing time for the southeast market equates to 6.5 months, down from 6.8 months reported one year ago. This marketing period is supported by data in the local market.

We acknowledge that in appraising the property to sell after the aforementioned exposure period, we must place most emphasis on the buyer’s expectations and yield requirements. The value conclusion rendered for the property through implementation of the Income Capitalization Approach has been accorded most significance as this technique most closely emulates buyer’s expectations and yield requirements. The market value estimate concluded herein assumes an exposure and marketing period of up to 12 months has occurred.

COGENT Realty Advisors, LLC

Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 6

REGIONAL AND AREA ANALYSIS

Introduction	Real estate values reflect the influence of four primary forces that motivate human activity; social trends, economic conditions, governmental policies and environmental factors. The purpose of the city data synopsis is to describe and analyze the area within which the interactions of the four major forces influence properties similar to the subject. This section will further analyze past trends for insight into possible future trends affecting the value of real estate.

Regional Overview

The subject is located in Cobb County which is part of the Atlanta-Sandy Springs-Marietta Metropolitan Statistical Area (MSA). The MSA is comprised of 28 counties including Barrow, Bartow, Butts, Carroll, Cherokee, Clayton, Cobb, Coweta, Dawson, DeKalb, Douglas, Fayette, Forsyth, Fulton, Gwinnett, Haralson, Heard, Henry, Jasper, Lamar, Meriwether, Newton, Paulding, Pickens, Pike, Rockdale, Spalding and Walton. The Atlanta metropolitan area is located in north central Georgia in the foothills of the Appalachian Mountains. Once a rail hub in the mid-nineteenth century, Atlanta is now the major distribution, trade and financial center of the southeastern United States.

The City of Atlanta is the State Capital and represents the most populous city in Georgia and is the third largest City in the United States. Atlanta today is the major economic center for the southeast region with a large presence of Fortune 500 companies. Atlanta is at the hub of major highways and interstates and is home to the world’s top airport in passenger traffic making it a major transportation hub for the United States.

During the 1980s, Atlanta enjoyed high levels of growth, reaching new levels of social and economic diversity. Much of the momentum built in the 1980s, however, was lost during the recessionary period of the early 1990s and the region suffered its first year-over-year job loss since the mid-1970s. Growth returned in 1992 and Metropolitan Atlanta enjoyed another period of substantial growth in jobs, population, households and personal income. The rate of growth surpassed that of the United States as a whole during this period. The geographic expansion and decentralization of metropolitan areas is perhaps best exemplified by the evolution and development of the Atlanta metropolitan area. Much of the region’s growth has been concentrated in the area north of the City’s downtown from I-75 to I-85. When built in the 1970s, the I-285 beltway defined the northern boundary with the Perimeter neighborhood and mall named to reflect at the time this edge location. Since then, the continued push north has been dramatic particularly along the region’s extensive expressway network.

Population	From 2000 to 2007, the Atlanta metro area was the nation’s fastest growing MSA in terms of population, adding over a one million residents during that time span. Additionally, the U.S. Census Bureau projects that the Atlanta MSA will be the 6th most populace MSA in the nation by 2020.

COGENT Realty Advisors, LLC

Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 7

Atlanta Regional Commission (ARC) estimates that the 10-county Atlanta region added 37,200 new residents between April 1, 2011 and April 1, 2012. This growth remains significantly slower than what the Atlanta region is accustomed to, as migration nationwide remains muted and the national economy is slow to recover. In the last two years combined (since 2010), the region added approximately 72,000 new residents. To put this into perspective, during the fast-growing 2000 decade, the Atlanta region was routinely adding 100,000 new residents.

The Atlanta region’s slowdown is directly attributable to the national economy. During weak economic periods, people don’t move as much because, firstly, job opportunities are slim, thus people aren’t moving to take new jobs. Secondly, with the housing market in such disarray, it is hard to sell a house, which tends to keep people in the same place. The 10-county Atlanta region is now home to 4,179,500 people, a population that is still larger than 24 states, according to the latest Census figures.

While the region’s growth rate has tapered off dramatically, metro Atlanta still ranked seventh in the nation in total population growth between 2010 and 2011, according to the latest estimates from the U.S. Census, adding almost 73,000 new residents in 28 counties.

POPULATION TRENDS

	1990	2000	2010	2011	2012	Average Annual Change 2010-2012	Average Annual Change 1990-2010
Atlanta Region	2,557,800	3,429,379	4,107,750	4,142,300	4,179,500	0.9%	3.0%
Cherokee	91,000	141,903	214,346	218,500	220,800	1.5%	2.8%
Clayton	184,100	236,517	259,424	260,000	262,300	0.6%	1.4%
Cobb	453,400	607,751	688,078	693,600	699,500	0.8%	1.7%
DeKalb	553,800	665,865	691,893	694,400	700,700	0.6%	1.0%
Douglas	71,700	92,174	132,403	133,000	133,900	0.6%	2.3%
Fayette	62,800	91,263	106,567	107,100	107,500	0.4%	2.0%
Fulton	670,800	816,006	920,581	928,200	936,100	0.8%	1.3%
Gwinnett	356,500	588,448	805,321	814,100	823,100	1.1%	2.7%
Henry	59,200	119,341	203,922	207,800	209,500	1.4%	3.5%
Rockdale	54,500	70,111	85,215	85,600	86,100	0.5%	1.8%
City of Atlanta	415,200	416,474	420,003	420,700	421,600	0.2%	0.1%

The population of the MSA has grown steadily since 1980 at rates exceeding the State of Georgia as a whole. In fact, approximately 70% of the State’s population growth has occurred within the MSA. This trend is projected to continue over the next five years. The Atlanta MSA, with the addition of 1.0+ million new residents was the nation’s fastest growing MSA since 2000.

Households and Families	In 2009-2011 there were 1.9 million households in Atlanta-Sandy Springs-Marietta, GA Metro Area. The average household size was 2.8 people. Families made up 68 percent of the households in Atlanta-Sandy Springs-Marietta, GA Metro Area. This figure includes both married- couple families (49 percent) and other families (20 percent). Of other families, 9 percent are female householder families with no husband present and own children under 18 years. Nonfamily households made up 32 percent of all households in Atlanta-Sandy Springs-Marietta, GA Metro Area. Most of the nonfamily households were people living alone, but some were composed of people living in households in which no one was related to the householder.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 8

In Atlanta-Sandy Springs-Marietta, GA Metro Area, 38 percent of all households have one or more people under the age of 18; 18 percent of all households have one or more people 65 years and over.

Economic Overview	According to Marcus and Millichap, total employment in the Atlanta metro area in anticipated to expand 1.9%, or by 44,000 jobs, in 2012, marking the third consecutive year of job growth. The most significant increase in payrolls will occur in the trade, transportation and utilities, and professional and business services sector, while an increase in residential building will support modest construction hiring.

Historically, the Atlanta region has been one of the fastest-growing areas in the nation, and according to the latest forecasts from the Atlanta Regional Commission, this strong growth will continue over the next 30 years with an additional 3 million people and 1.8 million jobs projected by 2040. Primary factors influencing the continued growth of the Atlanta MSA include new employment opportunities, transportation amenities, moderate climate, standard of living, and the region’s dominant position in the Southeast for national and international business, industry and trade.

Although the region has experienced relatively low unemployment over the past 12 years, the unemployment rate was 8.4% as of September 2012, which reflects job losses in manufacturing, construction, administrative-support areas, trade and services due to the recent economic recession. The unemployment rates for the Atlanta MSA from1997 1990 are summarized in the following table.

COGENT Realty Advisors, LLC

Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 9

EMPLOYMENT TRENDS

	Employment		Unemployment
Date	Total	% Change Year Ago	Rate	Unit Change Year Ago
1990	1,633,519	—	4.7	—
2000	2,304,515	4.0	3.1	0.1
2001	2,335,175	1.3	3.6	0.6
2002	2,330,487	-0.2	4.9	1.3
2003	2,334,092	0.2	4.8	-0.1
2004	2,379,513	1.9	4.7	-0.1
2005	2,456,221	3.2	5.3	0.5
2006	2,535,341	3.2	4.7	-0.6
2007	2,604,115	2.7	4.6	-0.1
2008	2,582,627	-0.8	6.2	1.7
2009	2,424,779	-6.1	9.8	3.6
2010	2,388,182	-1.5	10.2	0.3
2011	2,427,996	1.7	9.6	-0.5

Monthly Data
2012 – Jan	2,456,447	2.8	9.1	-1.1
Feb	2,467,659	2.6	9.0	-1
Mar	2,477,357	2.3	8.7	-0.9
Apr	2,463,960	1.6	8.5	-0.8
May	2,471,104	1.5	8.6	-0.8
Jun	2,470,204	2.4	9.2	-1.0
Jul	2,486,769	2.5	9.2	-0.8
Aug	2,473,398	2.1	8.8	-1.1
Sep	2,505,004	3.0	8.4	-1.4

According to the United States Bureau of Labor Statistics, the MSA’s total civilian labor force was 2,505,004 as of September 2012. A majority of the MSA’s work force is employed in the Trade, Transportation and Utilities, Services, and Government sectors.

Atlanta has a diverse economic base, which is a key factor contributing to the area’s population growth and economic strength. Atlanta’s employment base is dominated by the retail trade and services sectors, which now comprise approximately 25% and 15% of total jobs, respectively.

The MSA is ranked fifth after New York, Houston, Dallas and Chicago as a Fortune 500 headquarter city. Numerous major companies have made Atlanta their headquarters including The Coca-Cola Company, Home Depot and the United Parcel Service. AT&T (formerly Bell South), Delta Airlines, Turner Broadcasting and Cox Enterprises also have a large presence in the area.

The largest employers in metropolitan Atlanta are illustrated in the following table.

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LARGEST CORPORATE EMPLOYERS

Company	Annual Revenue
The Home Depot*	$66,176,000
United Parcel Service, Inc.*	$45,297,000
The Coca-Cola Company*	$30,990,000
Delta Air Lines, Inc.*	$28,063,000
Coca-Cola Enterprises, Inc.*	$21,645,000
Aflac Inc.	$18,254,000
Southern Co.*	$15,743,000
SunTrust Banks, Inc.*	$10,420,000
Genuine Parts Co.*	$10,057,512
First Data	$9,313,800
AGCO Corp. *	$6,630,400
Newell Rubbermaid, Inc.*	$5,577,600
Mohawk Industries, Inc.	$5,344,024
NCR Corp.*	$4,612,000
Graphic Packaging Holding Co.*	$4,095,800
Asbury Automotive Group, Inc.*	$3,650,600
Wendy’s/Arboy’s Group, Inc.*	$3,580,800
Rock-Tenn Co.*	$3,001,400
Exide Technologies	$2,685,808
Invesco Ltd.*	$2,627,300
Flowers Foods, Inc.	$2,600,849
AGL Resources, Inc.*	$2,317,000
Mirant Corp.*	$2,309,000
Georgia Gulf Corp.*	$1,990,091
Synovus Financial Corp.	$1,924,703
Equifax, Inc.*	$1,824,500

*	Located in Metro Atlanta

Source: Atlanta Business Chronicle Book of Lists, 2010-2011

Governmental Factors	The Atlanta region includes 140 cities and towns within the 28-county MSA, according to a survey conducted by the Metro Atlanta Chamber of Commerce. As the state capital, Atlanta is also the site of most of Georgia’s state government, including the Georgia State Capitol that houses the General Assembly. Atlanta is the county seat of Fulton County. The Atlanta Regional Commission is the closest the area has come to a metropolitan government; however, it only approves projects deemed to have an impact beyond the immediate area in which they are placed. The Georgia Regional Transportation Authority is made up of the ARC and MARTA, searching primarily for alternative transportation such as buses and trains. Additionally, GRTA operates Xpress buses from counties that have otherwise refused to join in public transport initiatives, and could operate commuter rail service in the future.

Social Factors	According to the 2010 U.S. Census, the Atlanta metropolitan area contained a total estimate of 2,165,495 households with an average household income of $78,615. The median age of the Atlanta population was 34.9 years. Approximately 76.9% of the population had completed high school, and 34.6% had at least a four-year college degree. The Atlanta Metro Area has a total of 61 hospitals (12,000 beds), of which approximately 1/2 are located within the city limits. Atlanta is home to the U.S. Centers for Disease Control and Prevention, American Cancer Society, Arthritis Foundation, as well as prominent medical research

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universities such as Emory University, University of Georgia and the Morehouse School of Medicine. It is also noted that Emory University Hospital was recently recognized as one of the nation’s top hospitals by U.S. News & World Report. Grady Memorial Hospital is known for having one of the top trauma and burn centers in the United States.

Transportation	Atlanta is at the hub of major highways and interstates connecting it with all major areas within the MSA and with all surrounding regions. Three major interstates, I-20, I-75 and I-85 converge in downtown Atlanta which is circled by I-285. MARTA operates bus and rail service in DeKalb and Fulton Counties with service to Downtown, Midtown, Buckhead and the Central Perimeter submarkets. The Hartsfield-Jackson International Airport is situated on the south side of the city, just inside the beltway. More than 1,300 flights on average leave daily to nearly 165 cities in the U.S. and 85 foreign cities making Hartsfield-Jackson the world’s top airport in passenger traffic.

Conclusion	The Atlanta region benefits from its diverse economy, concentration of quality colleges and universities and high–tech infrastructure. Nonetheless, the region has been affected by the national recession with job losses in most industries. Economic recovery is underway and given its location, transportation network, diverse and highly educated workforce, the region has good potential for growth over the long-term.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 12

NEIGHBORHOOD ANALYSIS

Introduction	The Appraisal of Real Estate defines a neighborhood as “a group of complimentary land uses”. A neighborhood should be distinguished from a district, which is defined as “a type of neighborhood that is characterized by homogenous land use”. A neighborhood will contain land uses complimentary to one another. For example, predominantly residential neighborhoods typically contain some commercial properties that provide services for local residents. The boundaries of a neighborhood can be physical such as a lake, stream or major highway or they may be less easily discernible such as changes in prevailing land use or occupant characteristics.

Overview	The subject property is located in Vinings, a census-designated place and an unincorporated town in northern Cobb County, just across the Chattahoochee River from Atlanta. The town is located between the affluent West Paces Ferry section of Buckhead in northwest Atlanta, and suburban Smyrna in Cobb County. The U.S. Postal Service uses “Atlanta” for all Vinings addresses (ZIP code 30339).

Population	The population within a 1-miles radius of the subject grew at an annual rate of 1.63% from 2000 to 2011, greater than the growth rate of Cobb County. The following table illustrates selected population and household statistics for the neighborhood.

HISTORICAL POPULATION AND PROJECTIONS

Population	1-mi.	3-mi.	5-mi.
2011 Total Population	11,838	76,935	183,123
2011 Total Adult Population	10,802	65,439	145,499
2011 Total Daytime Population	28,847	98,940	219,691
2011 Total Daytime Work Population	24,812	74,477	145,832
2011 Median Age Total Population	30	31	32

Population / Housing	1-mi.	3-mi.	5-mi.
2011 Total Households	6,518	38,489	80,728
Population Change 1990-2011	3,484	20,886	46,625
Household Change 1990-2011	1,725	9,986	17,700
% Population Change 1990-2011	41.70%	37.26%	34.16%
% Household Change 1990-2011	35.99%	35.03%	28.08%
Population Change 2000-2011	1,802	7,720	17,509
Household Change 2000-2011	829	4,014	7,262
% Population Change 2000-2011	17.96%	11.15%	10.57%
% Households Change 2000-2011	14.57%	11.64%	9.88%

Income	1-mi.	3-mi.	5-mi.
2011 Median Household Income	$66,049	$58,067	$60,239
2011 Per Capita Income	$47,311	$45,186	$46,451
2011 Average Household Income	$85,926	$90,321	$105,369

Source: DemographicsNow.com; Compiled by Cogent Realty Advisors, LLC

Transportation	The subject neighborhood is well served by an extensive highway system including I-75 and I-285. Several secondary thoroughfares also traverse the immediate area and include Cumberland Parkway and Paces Ferry Road. Bus service is available via the 12 Howell Mill /Cumberland line.

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Land Uses

The subject neighborhood consists primarily of a mature and established residential district. Surrounding improvements consist of gated garden style apartment complexes and some commercial uses. Commercial uses are situated primarily along the frontage of the arterial roadways and some secondary thoroughfares. Significant developments, employment centers and educational facilities within or near the subject’s market area include the newly-renovated Cumberland Mall, Cobb Galleria Centre, Cobb Energy Performing Arts Centre and Chattahoochee River National Recreation Area.

The area surrounding the I-75 and I-285 Interchange (the “Cobb Cloverleaf”) is marked by several modern skyscrapers rising from the wooded hills above the freeways. Home Depot and The Weather Channel are headquartered in this commercial office district.

The single-family component comprises approximately 50% of the neighborhood’s land use. The single family housing stock in the immediate area is of average to good quality and appears to have been built during the 1980s and 1990s. The subject neighborhood is a mature area that has proven to be a desirable residential location as a result of its northwest-central location in the Atlanta region and proximity to regional transportation routes, employment centers, community services and entertainment venues.

Multifamily housing comprises approximately 20% of the neighborhood’s land use. Competitive multifamily projects are situated throughout the subject neighborhood, primarily along the heavier traveled streets. Primarily developed in the 1980s through 2000s the quality and condition of the multifamily housing is considered good. Typical competitive developments consist of two and three-story garden-style buildings with average community and unit amenities.

Conclusion	The subject neighborhood is considered to be an attractive residential location because of its excellent highway access and proximity to Atlanta’s Central Business District and other area employment centers. The neighborhood is adequately serviced by public utilities, services and community facilities. There appears to be no detrimental influences upon the neighborhood which would inhibit the income-producing capabilities of the subject property. The long-term prospects for the neighborhood and the subject property are positive.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 14

SITE ANALYSIS
Location	The site is located at the end of the cul-du-sac of Mt. Wilkinson Parkway, approximately 0.6 miles east of the Cumberland Parkway, in an unincorporated section of Cobb County, Georgia. The physical address of the property is 100 Pinehurst Drive, Atlanta, Georgia 30339.

Site Area	The total land area equates to 16.97± acres, or approximately 780,160 square feet.

Street Frontage	The subject has small amount of frontage along end of the cul-du-sac of Mt. Wilkinson Parkway.

Topography	The site is rolling topography and elevated from its frontage along Mt. Wilkinson Parkway.

Shape	The parcel is irregularly shaped.

Excess/Surplus Land	Traffic circulation throughout the property and an adequate number of parking spaces is provided on concrete paved drives and surface lots. The building setbacks allow for landscaped buffers, similar to surrounding properties. There does not appear to be excess or surplus land. Although, eastern portions of the site are undeveloped, based on the current zoning regulations the subject is built to the maximum bulk and as such there is not excess or surplus land at the subject property.

Utilities	All customary municipal services and utility hookups are provided.

Soil Information	No adverse conditions were readily apparent.

Flood Information	The subject property is situated in Flood Zone “X”, which is an area outside of the 100-year flood plain, according to the FEMA Map 13067C0227G, dated December 16, 2008.

Easements and Encroachments	No title report or survey showing the location of easements was provided in connection with this assignment. Thus, it is not possible to make a definitive conclusion regarding any potential impacts on value of the location of any such easements or encroachments. Visual observations of the site revealed no adverse easements or encroachments. It appears as though the site is encumbered by utility and access easements typical of a developed site. It is specifically assumed that any easements, restrictions or encroachments that might appear against the title would have no adverse impact on marketability or value.

Environmental	No readily observable adverse environmental site conditions were noted. No environmental reports were provided for review.

Accessibility/Visibility	Ingress and egress to the property is good via its primary access off Mt. Wilkinson Parkway. Accessibility of the site is good.

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Atlanta, Georgia	Page 15

Improvements	There are eleven apartment buildings, clubhouse, swimming pool with surrounding patio/deck areas, asphalt paved driveways and surface parking areas, concrete walkways and landscaping.

Conclusions	The physical attributes of the site are well suited for the existing development and use.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 16

PLAT MAP

ARIAL PHOTO

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 17

IMPROVEMENT ANALYSIS
Overview	The subject is one of three apartment communities operated collectively as the Residences at Vinings Mountain. The Residences at Vinings Mountain consists of the Peak at Vinings Mountain (280 units), the Views at Vinings Mountain (180 units) and Lakeside at Vinings Mountain (220 units). There was a major renovation of all three properties that spanned between 2007 and 2009. Amenities at Residences at Vinings Mountain are shared by all three properties. Common amenities include three clubhouses, a business center, two fitness centers, golf simulator, movie screening room, billiards/game room, massage/yoga room, wine tasting room, resort-style swimming pools, a dog park, barbeque area, putting green, tennis court and mature landscaping.

SITE MAP

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 18

Year Built/Renovated	The subject property, Lakeside at Vinings Mountain, was originally constructed in 1982 as a garden-style apartment complex. The property was recently extensively renovated arising from the redevelopment of the Residences at Vinings Mountain project.
The redevelopment consisted of improvements to the subject’s building exteriors, apartment interiors and common areas. The building exterior improvements included the upgrading of sidewalks, parking lots, doors, balconies and breezeways. The interior improvements consisted of upgrading appliances, kitchen and bathroom cabinetry and countertops, flooring, doors and light fixtures. The common area redevelopment consisted of upgrading the property’s pool, clubhouse and fitness facility, adding walking trails, gazebos and barbecue areas, converting the tennis court to a dog park, increasing the number of garage spaces and storage rooms and improving the property’s landscaping, exterior lighting and signage.

Based on the redevelopment plans, the cost of the renovation totaled approximately $12,050,000.

Layout & Configuration	The complex consists of a total of 220 apartment units within 11 two-story residential buildings. The buildings have exterior access to individual apartments. The buildings are sited along internal drives that are integrated with the parking and landscape areas. The total net rentable area of the property equates to 222,680 square feet, which suggests an average unit size of 1,012 square feet.

Leasable Area/Unit Mix	The following chart summarizes the unit mix and sizes of the various floor plans at the subject property as indicated by a review of client provided rent roll data and floor plans.

UNIT MIX AND FLOOR AREAS

Type	Mix	Size	Total Area
1 Bedroom / 1 Bath	50	705	35,250
1 Bedroom / 1 Bath	60	850	51,000
2 Bedroom / 1 Bath	20	1,111	22,220
2 Bedroom / 2 Bath	10	1,111	11,110
2 Bedroom / 2 Bath	50	1,213	60,650
3 Bedroom / 2 Bath	30	1,415	42,450

Totals/Averages	220	1,012	222,680

Source: Client provided rent roll data; compiled by CRA

The property contains 110 one-bedroom apartments, 80 two-bedroom apartments and 30 three-bedroom apartments. As of the date of inspection, on site management indicated a physical occupancy of 98.2%.

Floor Plans	As indicated, the property offers a variety of one, two and three-bedroom floor plans, which is typical of the market. Each floor plan provides a living room off of an entry foyer, a dining room off the kitchen and bedroom(s) with ample access to the bath(s).

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 19

EXTERIOR
Structure	The foundations consist of reinforced concrete slabs, poured on grade. Structural framing is wood stud walls with interior gypsum-clad drywall.

Floors	The floors are constructed of engineered wood trusses. The ceiling heights are approximately eight to 10 feet.

Walls	The exterior of the buildings are HardiPlank (fiber-cement) siding and brick.

Window/Doors	Individual unit windows are double pane glass set in aluminum frames. Entry doors are metal set in wood frames. French doors provide access to the balconies.

Roof	The buildings have single pitched roofs with composition shingles.

INTERIOR FINISHES
Walls and Ceilings	Textured and painted drywall.

Flooring	Flooring consists of carpeting, wood and tile.

Kitchens	Updated appliance package consisting of a refrigerator/freezer, full-size electric range with oven, microwave oven, dishwasher and garbage disposal. Cabinets are wood and countertops are laminate.

Bathrooms	Shower/tub, toilet, vanity with sink and mirrored medicine cabinet. Tubs have a ceramic tile wainscoting.

Unit Amenities	The units have washer/dryer, fireplace, walk-in closets, built in dry-bar and a balcony. The renovation included installation of washer/dryer connections (to all units that previously did not have this feature) and energy-saving washer and dryer units.

MECHANICAL SYSTEMS HVAC	Air and heat is provided by individual split systems with exterior condensers. The system is similar to competing properties.

Electric Service	Adequate electric service is provided. Each apartment has a separate panel.

Plumbing	Apartment-grade plumbing systems are installed. Each unit is serviced by an electric water heater. Flow meters have been installed on the water heaters to accommodate tenant billing for water usage.

Fire Protection	The subject property is not equipped with a fire sprinkler system. The apartments are fit with smoke detectors.

ANCILLARY AREAS
Landscaping	Landscaping is of mature vegetation. Native trees and shrubs are plentiful throughout the common areas and between buildings. Seasonal color is provided in beds along the main entrance points and near the pool and office area.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 20

Parking	The internal drive incorporates the surface parking lots. There are an adequate number of parking spaces provided. The drives and parking lots are asphalt paved.

Recreational Amenities	The subject’s on-site amenities include a clubhouse with a movie screening room, swimming pool, barbeque area and tennis court. Common amenities shared with two other properties include a business center, two fitness centers, golf simulator, billiards/game room, massage/yoga room, wine tasting room, three swimming pools, two new fitness centers barbeque area and putting green.

FF&E Personal Property	The subject property has office furnishings and equipment for the staff at the clubhouse, clubhouse furniture and various chairs and tables for the pool deck. Kitchen appliances are also part of personal property. The FF&E are similar to competitive properties.

CONDITION/MAINTENANCE
Exterior	Good condition. Overall maintenance appears adequate.

Roof	Good condition. No roof leaks were reported.

Interiors	Very Good condition. Overall maintenance appears adequate.

Common Area Amenities	Very Good condition. Overall maintenance appears adequate.

Sidewalks & Paving	Average to Good condition. Overall maintenance appears adequate.

Landscaping	Very Good condition. Overall maintenance appears adequate.

Environmental Conditions	No readily observable adverse conditions were noted during the site visit.

ELEMENTS OF DEPRECIATION

Based on our field inspection, we note that some elements of depreciation are present at the subject property.

Physical Deterioration	The Cobb County Property Appraiser records indicate that the subject improvements were originally constructed in 1982. The overall physical condition is good due to its recent renovation and adequate maintenance levels.

Physical deterioration is primarily limited to general aging and normal wear and tear. Carpet and mechanical equipment in the individual units are updated and/or replaced on an as needed basis. According to Marshall Valuation Service, buildings similar to the subject property have an economic life of approximately 50 years. The actual average age of the property is estimated at 29 years. As a result of the recent renovation, the effective age is estimated to be less than the actual age of the improvements. The effective age is estimated at approximately 10 to 15 years suggesting a remaining economic life of 35 to 40 years.

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Atlanta, Georgia	Page 21

Capital Improvements	A review of the subject operating statements and budget indicate that an adequate amount of capital expenditures are spent annually so as to maintain the habitability of the apartments. No extra-ordinary future expenditures were reported or observed to be required.

Functional Obsolescence	The subject property represents standard design, systems and floor plans consistent with traditional garden style apartment complexes. The property operates at rental rates and occupancy levels that are consistent with that of other similar properties within the influencing market, attesting to its functional adequacy and market acceptance. Considering these factors, no adjustment for functional obsolescence is required.

External Obsolescence	External obsolescence is a loss in value resulting from conditions that are present outside the subject property and is usually incurable. No site- specific external obsolescence was noted. Adjacent properties and nearby uses benefit the subject property. No site specific external obsolescence was noted.

Conclusions	The subject improvements were recently renovated, are in good physical condition, have adequate functional utility, conform well to the general character of the neighborhood and are generally similar to competitors.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 22

ZONING ANALYSIS

Introduction	According to Cobb County, the subject property is situated in an RM-12 Residential Multifamily District. The purpose and intent of the RM-12 District is to provide locations for multifamily residential uses or residentially compatible institutional and recreational uses which are within properties delineated for high density residential and regional activity center categories. The bulk restrictions in the RM-12 Residential Multifamily District are summarized in the following table.

RM-12 RESIDENTIAL MULTIFAMILY DISTRICT

Minimum lot area	80,000 sq. ft
Minimum lot width	75 Feet
Minimum front yards	75 Feet
Minimum side yards	35 Feet
Minimum rear yard	40 Feet
Maximum height	4 stories or 40 Feet
Maximum building coverage	35%
Maximum Units Per Acre	12
Minimum Parking Multifamily Uses	1.75 spaces per unit

Source: Cobb County Code of Ordinances

Conclusions	The subject property, built to a density of 12.96 units per acre exceeds the current maximum allowed density and is “grandfathered” as an allowed but non-conforming use of the site.

The exact number of parking spaces was not reported to the appraiser; however, according to the zoning department, the number of spaces at the subject meets the current requirements. The subject property was constructed prior to the adoption of the RM-12 zoning designation in November 1990. As such, the subject appears to represent a legal and conforming use with a legal and non-complying density. However, a review of the complete text of the zoning code, as well as other applicable ordinances and development regulations is recommended.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 23

REAL ESTATE ASSESSMENT AND TAXES
Overview	The subject property is identified by the Cobb County Property Appraiser by Tax Parcel Identification Number 17095000610. The taxes are billed annually in July and are paid in October. The taxable value is multiplied by the current tax rate to calculate the taxes payable. Revaluations occur every year.

The subject’s current assessment is shown below.

Land Value	$1,217,588
Building Value	$6,097,696

Total Taxable Value	$7,315,284

Taxable Value is equal to 40% of the 2012 market value ($18,288,210). The 2011 market value was $13,300,000, which has remained unchanged since 2009.

Comparable Assessments	Similar properties within the area were surveyed to ascertain the reasonableness of the subject’s current assessment.

TAX COMPARABLES

Property Name	Tax ID	Taxable Value Assessment	Year Built	Units	Assessment Per Unit
Lakeside at Vinings (Subject)	17-0950-0-061-0	$7,315,284	1982	220	$33,251
Views at Vinings Mountain	17-0951-0-005-0	$4,850,120	1983	180	$26,945
Magnolia Vinings	17-0818-0-007-0	$14,344,308	1997	400	$35,861
Broadstone Vinings	17-0818-0-002-0	$11,382,945	1996	310	$36,719
The Peak at Vinings Mountain (Subject)	17-0910-0-006-0	$8,948,312	1981	280	$31,958

The subject’s current taxable assessment equates to $33,251 per unit. The comparable assessments range between $26,945 and $36,719 per unit. The subject’s assessment is within the comparable range and appears to be appropriately assessed.

Mill Rate	Mill rates have remained relatively stable over the past several years. The 2012 total mill rate applicable for all taxing authorities with jurisdiction over the subject property equates to $30.21 per $1,000 of assessed value. According to the County Assessor, the new mill rate will be published in July 2013.

Real Estate Tax Projection	The Cobb County Board of Tax Assessors is responsible for setting the value of all taxable property in the county each year based on analysis of recent sales of similar properties and other market conditions. The sale of a property does not necessarily trigger a re-assessment. Future increases in reassessments are expected to reflect annual increases near the anticipated inflation rate during the same period. Tax rates are expected to remain relatively stable. The total amount is anticipated to increase at a rate near the long-term average inflation rate.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 24

Tax Calculation	The subject’s real estate tax liability is calculated utilizing the current assessment and the prior year tax rate, which equates to $220,995. A projected tax liability of $221,000 has been processed in the valuation.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 25

APARTMENT MARKET ANALYSIS
Introduction	The following apartment market analysis is designed to provide the reader an understanding of the Atlanta area apartment market and the local submarket within which the subject property competes. The source of data available to the appraisers include Marcus & Millichap Research Services, ALN Systems, and
Hendricks and Partners. These reports focus on apartment market and submarket trends, reporting multi-
year survey results for rental rates and occupancy levels, as well as recent completions and absorption levels.

Local Market Overview	Atlanta’s multi-family residential market continues to improve as apartments continue to outperform other property types by many measures. The Atlanta apartment market conditions continue to improve as the national economy slowly improves.

The Treasury has taken actions which have the effect of keeping interest rates at all-time low levels. This results in financing being available to borrowers at attractive interest rates. In addition, investors seeking yield are willing to accept lower cap rates as to multi-family properties given yields available elsewhere in the marketplace, including the bond market.

Widespread foreclosures have resulted in many evicted homeowners turning to the rental markets. Moreover, tighter credit standards have made it harder for persons wishing to buy homes for the first time to qualify for financing. For these reasons, among others, demand for apartments has increased. In summary, favorable financing terms and increased tenant demand are driving the recovery in the multifamily sector.

Vacancy	Atlanta metro vacancy remains at healthy levels, and well below the average of 8.3% in the year before the recession. The second quarter 2012 rate of 7.2% is 50 basis points below the end of 2011 and 160 basis points below year-ago levels. On a quarter-over-quarter basis, vacancy held steady or improved in every submarket; however, the 60 basis point improvement to 10.8% in the Southwest Atlanta submarket led the metro.

Approximately 70 percent of the rentals absorbed in the first half this year were Class A units. Vigorous demand and limited construction helped push down the Class A rate 80 basis points during the period to 5.3 percent. The Class B/C vacancy rate dipped 50 basis points in the first six months of 2012 to 9.3 percent and has been less than 10 percent for the past three quarters, the first such streak in four years.

Following a decline in the second quarter 2012, market wide vacancy is more than 100 basis points less than the quarterly average in the three years preceding the recession. However, demand growth is slowing, especially in the Perimeter submarkets, as vacancy tightens and the most desirable properties remain full. As a result, additional decreases in the vacancy rate will be more modest than those recorded over the past year.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 26

Rents	Average asking rents were up 0.6 percent in the first half of the year to $843 per month following a 0.4 percent uptick from April to June. Asking rents rose by a similar amount in the final six months of 2011.
With a 0.4 percent bump in the second quarter, effective rents have gained 1.1 percent this year to $762 per month. The increase marks an accelerated pace of growth from the second half of 2011, when effective rents gained 0.7 percent. The Class B/C segment led the increase in asking rents in the second quarter, with a 0.6 percent rise to $714 per month. Class A asking rents gained only 0.2 percent to $959 per month and have edged up 0.4 percent year to date. Metrowide asking rents will rise 1.9 percent this year to $854 per month, accompanied by an increase in effective rents of 2.9 percent to $776 per month.
Concessions will average 9.1 percent of asking rents at year end, down from 10 percent one year ago.

Construction	The development activity in Atlanta is still very low overall. The 193- unit Regency at Johns Creek Walk was the only project completed in the first half of the year. The complex, which is in the Roswell/Alpharetta submarket, was delivered in the second quarter. Atlanta Multifamily market has seen development activity over the past 12 months and is expected to continue through 2013. The strongest activity has been in the in-town markets (Buckhead & Midtown). By year-end 2012 developers will have completed 1,400 units, down from roughly 2,000 rentals in 2011. Builders are on track in 2012 to draw permits for 4,700 multifamily units, nearly two times last year’s total.

The following table summarizes vacancy, absorption, and rent growth trends for trends in select metro apartment markets within the southeast region.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 27

Source: Marcus & Millichap

Submarket Analysis	According to Marcus & Millichap, the subject is located in the Smyrna submarket. Access to interstate highways continues to burnish the appeal of rental housing in the Smyrna submarket to renters making daily or frequent commutes to Atlanta.

The vacancy rate in the submarket was 4.4%, down from the previous year vacancy rate of approximately 6.2%. The average asking rental rate was $714 a month, up 2.0% from the previous year. Since reaching its peak level at the end of 2009, vacancy in the submarket has declined more than 400 basis points, including a 30-basis point decline in the spring quarter.

Class A vacancy in the submarket sits at 4.1 percent, 30 basis points less than a year ago, while the Class B/C rate has decreased 30 basis points in the past year to 6.8 percent.

Additions to apartment stock are not expected to significantly affect operations in the subject’s Smyrna submarket. The factors attributed to the performance of properties within this submarket as compared to others within the region include a stable supply of existing units with no additional apartment projects on the near term horizon.

Conclusion	Overall, the market fundamentals of job growth, occupancy and rent increases are in place. Investors are most concerned today with the potential for new development. While development is on the rise in Atlanta, the numbers are still relatively modest.

Supply and demand factors indicate that in the short term, the apartment market is likely to reflect an increase in the net absorption of apartment units. This should have a positive impact on the subject. As a result, the subject market area is considered to be generally stable overall and that continued growth should reflect general population and economic trends within the market into the foreseeable future.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 28

MARKET RENT ANALYSIS
Subject Property Leasing	A September 2012 Rent Roll was provided for the subject. The asking rents are summarized in the following table. It should be noted that these rents are the average asking rents only and not the rents currently being paid.

SUBJECT CURRENT ASKING RENT SUMMARY

Type	Mix	Size	Rent	Rent/SF
1 Bedroom / 1 Bath	50	705	$899	$1.28
1 Bedroom / 1 Bath	60	850	$949	$1.12
2 Bedroom / 1 Bath	20	1,111	$1,094	$0.98
2 Bedroom / 2 Bath	10	1,111	$1,189	$1.07
2 Bedroom / 2 Bath	50	1,213	$1,269	$1.05
3 Bedroom / 2 Bath	30	1,415	$1,469	$1.04

Totals/Averages	220	1,012	$1,105	$1.09

Competitive Set	In order to determine the market rent for the subject’s apartment units, a survey of comparable apartment complexes considered most similar to the subject was conducted. The subject competes with a number of properties in the area. Due to the large size of the submarket, we included a representative sample of the competitive properties. All of the properties are in close proximity of the subject and define the range of property, unit types and rental rates available in the immediate area.

The information regarding the rent comparables was obtained through physical inspections and direct interviews of rental agents and property managers. The following map illustrates the location of the comparable properties in relation to the subject. Data sheets summarizing details of the subject and comparable properties follow the map.

COGENT Realty Advisors, LLC

Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 29

COMPARABLE RENTAL MAP

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 30

SUBJECT PROPERTY

Lakeside at Vinings Mountain

100 Pinehurst Drive

Atlanta, Georgia

Units	220

Year Built / Renovated	1982; Renovated 2007—2009

Occupancy	96%

Amenities	Amenities are shared with two sister properties. Common amenities include three clubhouses, a business center, two fitness centers, golf simulator, movie screening room, billiards/game room, massage/yoga room, wine tasting room, resort-style swimming pools, two new fitness centers barbeque area, putting green, tennis court and mature landscaping.

Concessions	Move in specials on selected units on an as needed basis.

RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent
1 Bedroom / 1 Bath	50	705	35,250	$899	$1.28	$44,950
1 Bedroom / 1 Bath	60	850	51,000	$949	$1.12	$56,940
2 Bedroom / 1 Bath	20	1,111	22,220	$1,094	$0.98	$21,880
2 Bedroom / 2 Bath	10	1,111	11,110	$1,189	$1.07	$11,890
2 Bedroom / 2 Bath	50	1,213	60,650	$1,269	$1.05	$63,450
3 Bedroom / 2 Bath	30	1,415	42,450	$1,469	$1.04	$44,070

Totals/Averages	220	1,012	222,680	$1,105	$1.09	$243,180

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 31

COMPARABLE RENTAL 1

District at Vinings

2800 Paces Ferry Rd SE

Atlanta GA 30339

Units	464

Year Built / Renovated	1980 /2010

Occupancy	95%

Amenities	Washer/dryer hookups, walk-in closets, and kitchens with standard appliances. Complex amenities include a gated entrance, swimming pool, tennis courts, fitness center, laundry facility and volleyball court.

Concessions	Prices change often and rents for individual floor plans are reduced as needed to help bolster occupancy. Currently $100 off selected units is being offered at this comparable.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 32

RENTAL DATA

Type	Mix	Size	Rent	Rent/SF
1 Bedroom / 1 Bath	26	702	$819	$1.17
1 Bedroom / 1 Bath	54	758	$849	$1.12
1 Bedroom / 1 Bath TH	136	770	$949	$1.23
2 Bedroom / 2 Bath	52	1,048	$999	$0.95
2 Bedroom / 2 Bath	57	1,051	$924	$0.88
2 Bedroom / 2 Bath	54	1,100	$954	$0.87
2 Bedroom / 2 Bath	44	1,121	$954	$0.85
2 Bedroom / 2 Bath TH	12	1,288	$1,199	$0.93
3 Bedroom / 2 Bath	29	1,366	$1,300	$0.95

Totals/Averages	464	953	$962	$1.01

Comments	Property is located approximately one-half mile northwest of the subject property. This property has an average rental rate of $962, or $1.01 per square foot based on an average unit size of 953 square feet.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 33

COMPARABLE RENTAL 2

Madison Vinings Ridge

3200 Post Woods Dr

Atlanta GA 30339

Units	494

Year Built / Renovated	1975 /2011

Occupancy	96%

Amenities	Washer/dryer hookups, fireplaces, sunrooms/balconies, ceiling fans and kitchens with standard appliances. Complex amenities include a gated entrance, swimming pool, tennis courts, fitness center, picnic areas with grills, car care center, laundry facility and basketball court.

Concessions	Prices change often and rents for individual floor plans are reduced as needed to help bolster occupancy. There are currently no concessions being offered at this comparable.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 34

RENTAL DATA

Type	Mix	Size*	Rent*	Rent/SF
1 Bedroom / 1 Bath	256	526	$836	$1.59
1 Bedroom / 1 Bath	20	578	$896	$1.55
1 Bedroom / 1 Bath	25	744	$937	$1.26
1 Bedroom / 1 Bath Sunroom	44	849	$1,027	$1.21
2 Bedroom / 1 Bath	24	988	$978	$0.99
2 Bedroom / 1 Bath	24	1,082	$1,017	$0.94
2 Bedroom / 2 Bath	25	1,184	$1,113	$0.94
2 Bedroom / 2 Bath	25	1,308	$1,295	$0.99
2 Bedroom / 2 Bath Sunroom	25	1,335	$1,362	$1.02
2 Bedroom / 2 Bath TH Sunroom	20	1,375	$1,375	$1.00
3 Bedroom / 2 Bath Sunroom	6	1,502	$1,727	$1.15

Totals/Averages	494	777	$973	$1.25

Comments	Property is located approximately one mile east of the subject property. This property has an average rental rate of $973, or $1.25 per square foot based on an average unit size of 777 square feet.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 35

COMPARABLE RENTAL 3

Broadstone Vinings

2158 Cumberland Parkway

Atlanta, GA 30339

Units	310

Year Built	1996/2011

Occupancy	89%

Amenities	Washer/dryer connections, vaulted ceilings in select units, built in book shelves, fireplaces, patios/balconies with storage space and kitchens with standard appliances. Complex amenities include a gated entrance, swimming pool, two lighted tennis courts and fitness center.

Concessions	Prices change often and rents for individual floor plans are reduced as needed to help bolster occupancy. There are currently no concessions being offered at this comparable.

RENTAL DATA

Type	Mix	Size	Rent*	Rent/SF
1 Bedroom/1 Bath	72	855	$864	$1.01
1 Bedroom/1 Bath	62	902	$938	$1.04
2 Bedroom/2 Bath	68	1,294	$1,152	$0.89
2 Bedroom/2 Bath	48	1,349	$1,255	$0.93
3 Bedroom/2 Bath	60	1,450	$1,363	$0.94
Totals/Averages	310	1,152	$1,099	$0.95

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 36

Comments	Property is located approximately 0.6 mile southwest of the subject property. This property has an average rental rate of $1,099, or $0.95 per square foot based on an average unit size of 1,152 square feet.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 37

COMPARABLE RENTAL 4

Magnolia Vinings

2151 Cumberland Parkway

Atlanta, GA 30339

Units	400

Year Built	1996/2011

Occupancy	95%

Amenities	Washer/dryer connections, butler’s pantry, walk-in closets, patios/balconies with storage space and kitchens with standard appliances. Complex amenities include a gated entrance, swimming pool, clubhouse with media lounge, tennis courts and fitness center.

Concessions	Prices change often and rents for individual floor plans are reduced as needed to help bolster occupancy. There are currently no concessions being offered at this comparable.

RENTAL DATA

Type	Mix	Size	Rent*	Rent/SF
1 Bedroom / 1 Bath	40	572	$801	$1.40
1 Bedroom / 1 Bath	137	753	$896	$1.19
1 Bedroom / 1 Bath Study	28	967	$1,054	$1.09
2 Bedroom / 2 Bath	131	1,113	$1,135	$1.02
3 Bedroom / 2 Bath	64	1,366	$1,339	$0.98

Totals/Averages	400	966	$1,047	$1.08

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 38

Comments	Property is located approximately 0.6 mile southwest of the subject property. This property has an average rental rate of $1,047, or $1.08 per square foot based on an average unit size of 966 square feet.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 39

ANALYSIS	The comparable rental properties are all in the general vicinity of the subject property. The selected comparable properties were built between 1975 and 1996. All of the comparable properties have been renovated within the past couple of years and are in good physical condition. The rental rates illustrated by the comparable properties provide an indication as to the appropriate market rent for the subject property.

One Bedroom Units	The subject property offers two variations of one-bedroom floor plans, ranging between 705 and 850 square feet. The average rental rate for these floor plans range from $899 to $949 per month, or $1.12 to $1.28 per square foot. The following chart outlines rental rates for similar sized one bedroom floor plans within the competing apartment properties.

ONE-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment
Subject	705	$899	$1.28	Subject
	850	$949	$1.12	Subject
District at Vinings	702	$819	$1.17	Similar
	758	$849	$1.12	Similar
Madison Vinings Ridge	744	$937	$1.26	Similar
	849	$1,027	$1.21	Similar
Broadstone Vinings	855	$864	$1.01	Similar
	902	$938	$1.04	Similar
Magnolia Vinings	753	896	$1.19	Similar

Subject Range	705-850	$899-$949	$1.12-$1.28
Comparable Range	702-902	$819-$1,027	$1.01-$1.26

The rents for comparable one bedroom floor plans range from $899 to $949 per unit per month or $1.12 to $1.28 per square foot and bracket the rents for the subjects’ one bedroom floor plans. After considering variances for unit size and amenity package, the subject’s quoted rent structure is appropriately aligned within the range of rents commanded by properties of the same general effective age and condition (after renovation). The subject’s asking rents are market oriented and have been processed.

Two-Bedroom Units	The subject offers three (3) two-bedroom floor plans that range in size from 1,111 to 1,213 square feet. The average rents for these units range from $1,094 to $1,269 per unit per month or $0.98 to $1.07 per square foot. The comparable two-bedroom units range in size from 1,048 to 1,349 square feet and have monthly asking rents ranging from $924 to $1,295 or $0.85 to $1.02 per square foot.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 40

TWO-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment
Subject	1,111	$1,094	$0.98	Subject
	1,111	$1,189	$1.07
	1,213	$1,269	$1.05	Subject
District at Vinings	1,048	$999	$0.95	Similar
	1,051	$924	$0.88	Similar
	1,100	$954	$0.87	Similar
	1,121	$954	$0.85	Similar
Madison Vinings Ridge	1,082	$1,017	$0.94	Similar
	1,184	$1,113	$0.94	Similar
	1,308	$1,295	$0.99	Similar
Broadstone at Vinings	1,294	$1,152	$0.89	Similar
	1,349	$1,255	$0.93	Similar
Magnolia Vinings	1,113	$1,135	$1.02	Similar
Subject Range	1,111-1,213	$1,094-$1,269	$0.98-$1.07
Comparable Range	1,048-1,349	$924-$1,295	$0.85-$1.02

As indicated, the subject’s quoted rent structure is appropriately aligned within a tolerable variance of the range of rents commanded by comparable product in the market. After considering variances for unit size and amenity package, the subject’s asking rents are considered reasonable and have been processed in the valuation process.

Three Bedroom Units	The subject property offers one three-bedroom floor plan that contains 1,415 square feet. The quoted average rental rate for this floor plan is $1,469 per month, or $1.04 per square foot. The following chart outlines rental rates for similar sized one bedroom floor plans within the competing apartment properties.

THREE -BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment
Subject	1,415	$1,469	$1.04	Subject
District at Vinings	1,366	$1,300	$0.95	Similar
Madison Vinings Ridge	1,502	$1,727	$1.15	Similar
Broadstone at Vinings	1,450	$1,363	$0.94	Similar
Magnolia Vinings	1,366	$1,339	$0.98	Similar
Subject Range	1,415	$1,469	$1.04
Comparable Range	1,366-1,502	$1,300-$1,727	$0.94-$1.15

The rents for comparable three bedroom floor plans range from $1,300 to $1,727 per month or $0.94 to $1.15 per square foot. The subject’s monthly rental rate is aligned within the range exhibited by the comparables. Review of market data indicates that the subject’s quoted rent structure is market oriented and have been processed.

Conclusions	The subject is expected to continue to capture its fair share of the market at the indicated economic rates. The subject’s potential gross market rent is summarized in the following chart.

SUMMARY OF ECONOMIC RENT POTENTIAL

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent
1 Bedroom / 1 Bath	50	705	35,250	$899	$1.28	$44,950
1 Bedroom / 1 Bath	60	850	51,000	$949	$1.12	$56,940
2 Bedroom / 1 Bath	20	1,111	22,220	$1,094	$0.98	$21,880
2 Bedroom / 2 Bath	10	1,111	11,110	$1,189	$1.07	$11,890
2 Bedroom / 2 Bath	50	1,213	60,650	$1,269	$1.05	$63,450
3 Bedroom / 2 Bath	30	1,415	42,450	$1,469	$1.04	$44,070

Totals/Averages	220	1,012	222,680	$1,105	$1.09	$243,180

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 41

HIGHEST AND BEST USE
Definition	Highest and Best Use in appraisal theory is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, 4th Edition, Appraisal Institute, Chicago, Illinois, 2002 as “the reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.”

There are typically two highest and best use scenarios: The highest and best use of the property as improved and the highest and best use of the site as if vacant. In each case, the use must pass four “tests”; it must be physically possible, legally permissible, financially feasible, and maximally productive.

HIGHEST AND BEST USE AS VACANT

Definition	Highest and Best Use As Vacant is defined as “among all reasonable, alternative uses, the use that yields the highest present land value, after payments are made for labor, capital, and coordination. The use of a property based on the assumption that the parcel of land is vacant or can be made vacant by demolishing any improvements.”

Physically Possible	The maximum value of a property is typically realized when a reasonable degree of homogeneity is present. Thus, conformity in use is usually a highly desirable aspect of real property, since it creates and/or maintains value. The immediate area is primarily developed with garden style apartment complexes.

All utilities are available or currently service the site. The physical characteristics of the site should reasonably accommodate any use that is not restricted by the size, configuration or location of the property.

Legally Permissible	The subject property is currently zoned for medium density residential uses. We are unaware of any adverse easements, restrictions or other agreements affecting permitted uses of the subject site. Given prevailing land use patterns in the area, current zoning and land use designations and recognizing the principle of conformity, some form of multifamily residential development reflecting permitted density is most likely.

Financially Feasible	Apartment properties have realized a recent upturn in occupancy and rent levels following the downturn in market conditions brought on the by the economic recession that began in 2008. The resurgence in demand for apartment units has resulted in new construction starts in various areas throughout the Atlanta region. Rent and occupancy levels in the subject’s market area are strong and sufficient demand generators are in close proximity to warrant new apartment supply.

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Maximally Productive	Given the above discussion, the maximally productive use of the site is development of apartments to the site’s maximum allowed density.

Conclusion	Based upon the preceding analysis, it is our opinion that the Highest and Best Use of the site, as vacant, is for apartment development consistent with surrounding land uses and zoning requirements.

HIGHEST AND BEST USE AS IMPROVED

Definition	Highest and Best Use As Improved is defined as “the use that should be made of a property as it exists. An existing property should be renovated or retained as is so long as it continues to contribute to the total market value of the property, or until the return from a new improvement would more than offset the cost of demolishing the existing building and constructing a new one”.

Physically Possible	The subject is currently improved with a garden-style apartment complex. The complex, built in 1982, has recently been fully renovated and is 96% occupied. The improvements are functional, and have been adequately maintained with on-going repairs and/or renovations programs occurring when needed.

Legally Permissible	The subject property is reportedly an allowed but non-complying (developed density slightly exceeds the allowed density) use of the site.

Financially Feasible	The complex is achieving its fair share of the market and is capable of maintaining market rents and market occupancy. Accordingly, the subject improvements contribute a positive return to value.

Maximally Productive	The property’s improvements generate a return to the real estate in excess of that generated by the underlying land. There is no alternative use that would currently justify the removal or alteration of the existing improvements.

Conclusion	Based upon the preceding analysis, it is our opinion that the highest and best use of the site as improved is for the continued multifamily residential use.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 43

VALUATION PROCESS
INTRODUCTION	There are three traditional approaches that can be employed in establishing the market value of the subject property. In practice, an approach to value is included or omitted based on the property type and the quality and quantity of information available in the marketplace. These approaches and their applicability to the valuation of the subject are summarized as follows.

COST APPROACH	The application of the cost approach is based on the principle of substitution. This principle may be stated as follows: no one is justified in paying more for a property than the cost to develop a substitute property of equivalent desirability and utility. In the case of a new building, no deficiencies in the building should exist. The Cost Approach is typically only a reliable indicator of value for (a) new properties; (b) special use properties; and (c) where the cost of reproducing the improvements is easily and accurately quantified and there is no external obsolescence. In all instances, the issue of an appropriate entrepreneurial profit—the reward for undertaking the risk of construction—remains a highly subjective factor.

In the case of income-producing real estate with some items of depreciation, the cost of construction plays a minor and relatively insignificant role in determining market value. Investors are generally not buying, selling, or lending with reliance placed on the methodology of the Cost Approach to establish value. The Cost Approach has not been processed for purposes of this valuation assignment.

INCOME APPROACH	The Income Capitalization Approach is based on the premise that value is derived by converting anticipated benefits into property value. Anticipated benefits include the present value of the net income and the present value of the net proceeds resulting from the re-sale of the property.

There are two methods of accomplishing this: (1) direct capitalization of a single year’s income by an overall capitalization rate and; (2) the discounted cash flow in which the annual cash flows and reversionary value are discounted to a present value for the remainder of the property’s productive life or over a reasonable holding (ownership) period.

The subject property has an adequate operations history to determine the income-producing capabilities over the near future. In addition, performance levels of competitive properties serve as an adequate check as to the reasonableness of the subject property’s actual performance. As such, the Income Capitalization Approach is utilized in this appraisal.

SALES COMPARISON	The Sales Comparison Approach is an estimate of value based upon a process of comparing recent sales of similar properties in the surrounding or competing areas to the subject property. Inherent in and central to this approach is the principle of substitution. This comparative process

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involves judgment as to the similarity of the subject property and the comparable sales with respect to many value factors such as location, contract rent levels, quality of construction, reputation and prestige, age and condition, and the interest transferred, among others. The value estimated through this approach represents the probable price at which the subject property would be sold by a willing seller to a willing and knowledgeable buyer as of the date of value.

The reliability of this technique is dependent upon the availability of comparable sales data, the verification of the sales data, the degree of comparability and extent of adjustment necessary for differences, and the absence of atypical conditions affecting the individual sales prices. Our research revealed adequate sales activity to form a reasonable estimation of the subject property’s market value via the Sales Comparison Approach.

RECONCILIATION	The final step in the appraisal process is to reconcile the various value indications into a single final estimate. Each approach is reviewed in order to determine its appropriateness relative to the subject property. The accuracy of the data available and the quantity of evidence are weighted in each approach. The resulting estimate represents the subject property’s market value as defined in the appraisal.

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Lakeside at Vinings Mountain	October 31, 2012
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INCOME CAPITALIZATION APPROACH
VALUATION	We have employed the Direct Capitalization method to estimate a value for the subject property. Direct Capitalization is defined as “a method used to convert an estimate of a single year’s income expectancy into an indication of value in one direct step, either by dividing the income estimate by an appropriate rate or by multiplying the income estimate by an appropriate factor. Yield and value change are implied, but not identified. The rate at which a stabilized net operating income is converted into value is known as an overall capitalization rate (OAR).” The major tasks involved in this approach to valuing the subject property are:

1. Calculate potential gross income from all sources that a competent owner could legally generate.

2. Estimate and deduct an appropriate vacancy and collection loss factor to arrive at effective gross income.

3. Estimate and deduct operating expenses that would be expected during a stabilized year to arrive at a probable net operating income.

4. Develop an appropriate overall capitalization rate to apply to the net operating income.

5.      Value is estimated by dividing the net operating income by the overall capitalization rate. Any adjustments to account for differences between the current conditions and stabilized conditions are also considered.

REVENUE ANALYSIS
Potential Gross Income	The potential gross income from apartment unit rentals is calculated at $243,180 per month or $2,918,160 for the appraised year based on the conclusion derived in the Market Rent Analysis section.

Loss to Lease	Loss to lease considers a loss in income due to leases in effect, whereby effective rental rates are lower than asking, or market, rental rates. In the case of the subject property, the loss to lease also accounts partially for concessions that are offered in the form of reduced rent.

The operating statements under review indicate a historical loss to lease ranging from 0.1% to 4.0% of the gross rent potential between 2009 and 2011. The year-to-date 2012 loss to lease equates to 3.8% of the gross rent revenue. Review of the current rent roll indicates that current rents in place are approximately 6.0% below the market rents estimated above. Based on the most current indicators, a loss to lease allowance of 4.5% of gross rent potential has been processed.

Concessions	Although concessions within the subject’s influencing area are available, the concessions are generally focused on specific units for limited periods of time. Each of the properties surveyed as rent comparables offer some form of rent concession, typically in the form of reduced rent when needed for a specific floor.

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As the need for concessions abated after the property was renovated and overall market conditions began to improve, concessions have reflected a decreasing trend beginning in 2009. In 2009, 2010 and 2011 concessions amounted to 11.0%, 8.2% and 2.7% of the gross rent potential, respectively. Over the year-to-date 2012 period, concessions were fairly insignificant and amounted to 0.4% of the gross rent potential. Based on the most recent indicators, a concession allowance of 0.5% of the gross rent potential is processed.

Vacancy/Credit Loss	The subject was 96% occupied on the date of inspection and enjoyed a rapid absorption of units subsequent to its renovation in 2009. Over the past few years, the average occupancy has been in excess of 95%. During 2010, 2011 and year-to-date 2012 the occupancy has averaged about 96%.

The subject property is very competitive in the market following the renovation and competes effectively with newer product in the influencing area as a result of its repositioned status. The subject’s historical vacancy is generally consistent with the Smyrna submarket vacancy rate of 4.4%% and below the Atlanta MSA’s vacancy of 7.2%. The subject’s current 96% level of occupancy is aligned within the range of occupancy levels reported by competitors in the immediate area. Occupancy levels for the competing properties in the influencing market area are outlined in the following table.

OVERVIEW OF COMPETITIVE OCCUPANCY LEVELS

Name	YOC	Total Units	Occupancy
District at Vinings	1980 /2010	464	95%
Madison Vinings Ridge	1975 /2011	494	96%
Broadstone at Vinings	1996 /2011	310	89%
Magnolia Vinings	1996 /2011	400	95%

Based on the subject’s historical sustained occupancy subsequent to its renovation, the occupancy levels reported by competitors in the immediate area and submarket vacancy level, a stabilized vacancy and credit loss factor of 5.0% has been utilized in this appraisal.

Administrative Units	According to management two units are being utilized as “model apartments”. Market rent has been applied to these units with no deductions accounted for. The administrative units are adequately accounted for in the vacancy/credit loss allowance.

Utility Reimbursements	Included in this category is the revenue received from tenants paying or reimbursing ownership for their share of utilities and services including gas, water, sewer and trash collection. Utility income has ranged from $338 to $397 per unit between 2009 and 2011. The annualized year-to- date 2012 amount equates to $381 per unit. Based on the historical utility income receipts, we have estimated Utility Income to be $86,900 or $395 per unit.

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Lakeside at Vinings Mountain	October 31, 2012
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Other Income	Typically, apartment projects receive additional revenue from sources such as laundry income, vending, application fees, late fees, bad check charges, and deposit forfeitures. Other income receipts at the subject property have ranged from $415 to $732 per unit or 3.3% to 5.9% of the gross potential income over the past few years. The annualized year-to- date 2012 amount equates to $959 per unit, or 7.6% of gross potential income. Other income is projected at $735 per unit or 5.5% for the appraised fiscal year based on historical collections.

OPERATING EXPENSES	In order to estimate expenses for the subject property, we have analyzed the subject’s operating expenses for the year-ending periods 2009 through 2011 and year-to-date through September 2012 (the year-to-date figures have been annualized for analytical purposes). The subject’s historical expenses have been compared to the median dollar amount per unit reported by IREM for garden apartments in the Atlanta Metropolitan Area (Region IV). The subject’s operating statements under review have been reconstructed and summarized in the following chart.

SUMMARY OF HISTORICAL OPERATIONS – LAKESIDE AT VININGS MOUNTAIN

No. of Units: 220
	2009		2010		2011		YTD thru 9/2012
	Actual	Per Unit	Actual	Per Unit	Actual	Per Unit	Annualized	Per Unit
INCOME	—	—	—	—	—	—	—	—
Gross Rent Potential (Market Rent)	$2,798,390	$12,720	$2,648,560	$12,039	$2,718,695	$12,358	$2,785,660	$12,662
Loss to Lease	$(3,506)	$(16)	$(7,573)	$(34)	$(109,552)	$(498)	$(106,276)	$(483)
Concessions	$(308,860)	$(1,404)	$(216,276)	$(983)	$(74,108)	$(337)	$(11,396)	$(52)
Vacancy/Credit/Non-revenue Units	$(264,127)	$(1,201)	$(91,247)	$(415)	$(109,167)	$(496)	$(139,552)	$(634)

Net Rental Income (NRI)	$2,221,897	$10,100	$2,333,464	$10,607	$2,425,868	$11,027	$2,528,436	$11,493
Utility Reimbursement	$74,406	$338	$87,243	$397	$86,840	$395	$83,848	$381
Other Income	$91,409	$415	$128,763	$585	$161,134	$732	$210,969	$959

Total Property Income (EGI)	$2,387,712	$10,853	$2,549,470	$11,589	$2,673,842	$12,154	$2,823,253	$12,833
EXPENSES
Payroll	$348,858	$1,586	$312,230	$1,419	$269,351	$1,224	$233,872	$1,063
Utilities	$98,938	$450	$92,987	$423	$106,917	$486	$108,039	$491
Maintenance & Repairs	$200,965	$913	$164,900	$750	$153,947	$700	$165,139	$751
Marketing	$105,309	$479	$57,280	$260	$40,018	$182	$45,951	$209
Administration/Office	$61,852	$281	$40,634	$185	$59,796	$272	$55,648	$253
Real Estate Taxes	$168,054	$764	$171,576	$780	$118,305	$538	$157,539	$716
Insurance	$57,153	$260	$57,806	$263	$59,693	$271	$63,143	$287
Management Fee	$115,182	$524	$124,544	$566	$131,387	$597	$138,881	$631
Reserves	$0	$0	$0	$0	$0	$0	$0	$0

TOTAL EXPENSES	$1,156,311	$5,256	$1,021,957	$4,645	$939,414	$4,270	$968,211	$4,401

NET OPERATING INCOME	$1,231,401	$5,597	$1,527,513	$6,943	$1,734,428	$7,884	$1,855,043	$8,432

Overview	All of the expenses have fluctuated during the past couple of years. In general, expenses are consistent with market data and reflect stabilized operations. No major changes in operations are expected or appear to be required. Expenses are expected to grow at the average annual inflation rate. Each of the expense items is discussed separately below.

Payroll	This expense includes payroll and benefits for the property manager, leasing agent(s), housekeeping, and maintenance personnel. The payroll expense at the subject property has historically ranged from $1,224 to $1,586 per unit over the past few years and have exhibit a decreasing trend. The Annualized YTD 2012 amount equates to $1,063 per unit. Based on the subject’s historical expenditures and market data, a salary and benefits expense of $275,000, or $1,250 per unit, is forecast for the appraised fiscal year.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 48

Utilities	This expense line item includes charges for common area and vacant unit electricity, gas, water/sewer and trash collection. Utility charges or tenant reimbursements were accounted for in the revenue analysis. The utility expenses at the subject property have fluctuated between 2009 and 2011, ranging from $423 to $486 per unit. The annualized 2012 amount equates to $491 per unit. The IREM survey indicated that the median for garden complexes in the area is $592 per unit. An amount of $480 per unit is projected and equates to $105,600 for the appraised fiscal year.

Repairs & Maintenance	This expense line item includes charges for general maintenance and repairs, alarm monitoring and protection services, landscaping and make- ready/turnover. The property appears adequately maintained with no noticeable items of deferred maintenance observed during the walk-thru. The average expense level appears reasonable based on historical figures. The maintenance and repair expense at the subject property has ranged from $700 to $913 per unit over the past few years. The annualized 2012 amount equates to $751 per unit. The IREM survey indicated that the median for garden complexes in the area is $541 per unit, in line with the low-end of the range. In light of the recent renovation, the repair/maintenance expense is estimated at $165,000, or $750 per unit. We include a separate Reserves category in the projection.

Marketing	This expense includes advertising, the cost of resident and locator referrals, internal leasing commissions, brochures, newsletters and resident activities. The historical marketing expense at the subject property decreased from $479 per unit in 2009 to $182 per unit in 2011. The Annualized YTD 2012 amount equates to $209 per unit. Based on historical and budgeted expenditures and market data, marketing expenses are projected at $200 per unit, or $44,000.

Administration/Office	This category includes administrative charges and costs associated with the running of the management/leasing office including telephone service, office supplies, equipment rental, computers, etc. The historical administrative expenses at the subject property have ranged from $185 to $281 per unit. The Annualized YTD 2012 amount equates to $253 per unit. An amount of $250 per unit, or $55,000, is processed for the appraised fiscal year.

Real Estate Taxes	Real estate taxes are processed as discussed within the Real Estate Assessment and Tax Analysis section of this appraisal. The real estate tax projection is $221,000.

Insurance	Insurance includes fire, liability, theft, and boiler, exclusive of the premiums paid to employee benefit plans. The historical insurance expenses at the subject property range from $260 to $271 per unit. The Annualized YTD 2012 amount equate to $287 per unit. The IREM survey indicated that the median for garden complexes in the area is $233 per unit, below the historical amounts. Based on the property- specific nature of this expenditure, Insurance expenses are projected at $275 per unit or $60,500.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 49

Management Fee	In the local market management services are typically a function of the revenues produced by the property, usually between 2.0% and 5.0% of collections. In consideration of the market standards and competitive nature of third-party management contracts at this time, we have processed a market-oriented management fee of 3.0% of the effective gross income.

Reserves	Prudent management budgets a certain amount each year in a sinking fund to replace short-lived items, including kitchen appliances and cabinets, bathroom fixtures and tiling, flooring repairs, HVAC replacement and common elements such as the roof, exterior wood and parking areas. Reserves for replacement, while typically not found in submitted operating statements, are necessary in estimating a realistic operating budget so as to maintain the habitability of the apartments.

Reserves for replacement for a property of this vintage typically range from $200 to $350 per unit. In order to remain competitive, a reserve allowance of $250 per unit is forecast. This amounts to $55,000.

Total Expenses	On a stabilized basis, the subject’s projected expenses including reserves are projected at $1,067,348, or $4,852 per unit. The indicated operating expense ratio is 37.1% when including reserves and 35.2% without reserves. These expenses are reasonable based on similar properties in the region as reported by the IREM expense survey, our review of actual operating statistics for similar properties in the metro Atlanta area and discussions with local apartment brokers and managers. The total expenses estimated for the subject are market oriented and reasonable.

VALUATION PRO FORMA	The following valuation pro forma summarizes the stabilized income and expenses described above for the appraised fiscal year.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 50

VALUATION PRO FORMA

	Total	Per Unit	Percent
INCOME			% of GPI
Gross Rent Potential (Market Rent)	$2,918,160	$13,264	100.0%
Loss to Lease	$(131,317)	$(597)	-4.5%
Concessions	$(14,591)	$(66)	-0.5%
Vacancy/Credit/Non-revenue Units	$(145,908)	$(663)	-5.0%

Net Rental Income (NRI)	$2,626,344	$11,938	90.0%
Utility Reimbursement	$86,900	$395	3.0%
Other Income	$161,700	$735	5.5%

Total Property Income (EGI)	$2,874,944	$13,068	98.5%

EXPENSES			% of EGI
Payroll	$275,000	$1,250	9.6%
Utilities	$105,600	$480	3.7%
Maintenance & Repairs	$165,000	$750	5.7%
Marketing	$44,000	$200	1.5%
Administration/Office	$55,000	$250	1.9%
Real Estate Taxes	$221,000	$1,005	3.0%
Insurance	$60,500	$275	2.1%
Management Fee	$86,248	$392	3.0%
Reserves	$55,000	$250	1.9%

TOTAL EXPENSES	$1,067,348	$4,852	37.1%

NET OPERATING INCOME	$1,807,596	$8,216	62.9%

CAPITALIZATION RATE ANALYSIS

Overall Capitalization Rate	This appraisal will consider the following techniques; (a) derivation from comparable sales and (b) investor surveys.

Derivation from Sales	Recent comparable sales utilized in the Sales Comparison Approach following this section indicate a range of overall capitalization rates of 5.5% to 6.2% with an average of 5.8%. The capitalization rates from these sales are summarized in the following table.

SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

Property Name	Deerfield Apartments	Chastain Terrace	Chelsea Ridge Apartments	Bell Ridge (Century Ridge)	Researve at Vista Walk
Date of Sale	8/29/2012	4/25/2012	3/14/2012	12/15/2010	10/7/2010
Year Built	2003	1995	1994	1998	2007
Cap Rate	5.5%	5.6%	6.1%	6.2%	5.7%

The sale properties are all garden-style apartments like the subject property and situated in similar alternative locations in the metropolitan Atlanta area. The sale properties were built between 1995 and 2007. The subject property was constructed in 1981 and an extensive renovation was completed in 2009. As a result, the property’s effective age was substantially reduced.

Capitalization rates in the local and national markets have trended downward over the past few quarters. Based on the indicators exhibited by the most recent transactions, a rate in the range of approximately 5.5% to 6.5% would be considered reasonable for the subject property. Given the decreasing trend, a capitalization rate aligned with the low end of the market derived range would be applicable to the subject property.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 51

Investor Surveys	According to the PwC Real Estate Investor Survey, 3rd Quarter 2012, rates for apartments reported by survey participants active in the national apartment and southeast regional market presently range as shown.

APARTMENT MARKET SURVEY

National Range	3.75% – 10.00%
Overall Capitalization Rate (Average)	5.74%

Southeast Regional Range	4.75% – 7.00%
Overall Capitalization Rate (Average)	5.96%

Source: PwC Real Estate Investor Survey, 3rd Quarter 2012

As indicated below, overall rates in the national market began to increase beginning Third Quarter 2008 and continued to increase through the Fourth Quarter 2009. The first and second quarters of 2010 saw a moderate decline in overall capitalizations rates with more pronounced declines in the third and fourth quarters. This follows general trends in the overall economy that began to deteriorate in approximately the middle of 2008, stabilize in late 2009/early 2010 and improve thereafter. The upturn in apartment market fundamentals that began in late 2010/early 2011 resulted in renewed investor confidence and a growing number of transactions and reduction in overall capitalization rates. Current rates have recovered to the levels realized before the downturn in the economy.

OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change
3Q12	5.74%	2
2Q12	5.76%	3
1Q12	5.73%	-7
4Q11	5.80%	-18
3Q11	5.98%	-12
2Q11	6.10%	-19
1Q11	6.29%	-22
4Q10	6.51%	-61
3Q10	7.12%	-56
2Q10	7.68%	-17
1Q10	7.85%	-18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4

Source: PwC Real Estate Investor Survey

According the Marcus and Millichap, there is a sizable institutional presence in Atlanta. Capitalization rates for the best Class A properties are hovering close to 5 percent. Private investors are increasingly eyeing Class B properties in the close-in suburbs of Cobb, north Fulton and Gwinnett counties, where capitalization rates typically start near 7 percent.

Conclusion of OAR	The subject is a recently renovated, good quality apartment complex situated in an established residential neighborhood with good access. The property is proximate to employment centers, shopping and neighborhood support facilities. The subject has unit sizes that reflect market parameters and an amenity package that is typical of the properties in the competitive market. The subject was 96% occupied as of October 2012 according to the submitted rent roll.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 52

An OAR ranging from 5.5% to 6.2% was suggested from a review of comparable sales data from the local market. The PwC investor survey indicates that the average rates for garden apartments in the national and regional markets are 5.74% and 5.96% respectively. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data in the local market, a capitalization rate of 5.75% is concluded.

VALUE BY DIRECT CAPITALIZATION

Stabilized Cash Flow	The stabilized cash flow is based on the previous income and expense discussion. The net operating income is estimated at $1,807,596 for the appraised fiscal year.

Valuation	Value is calculated by dividing the stabilized net operating income (including an allowance for Reserves) by the concluded overall capitalization rate. Thus market value is calculated as follows:

Net Operating Income OAR Indicated Value
$1,807,596 ÷ 5.75% = $31,436,452

Conclusion	The Market Value of the Fee Simple Interest in the subject property, free and clear of financing, by the Direct Capitalization method of the Income Capitalization Approach, as of October 24, 2012, is rounded to:

THIRTY-ONE MILLION FOUR HUNDRED THOUSAND DOLLARS ($31,400,000)

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 53

SALES COMPARISON APPROACH

VALUATION METHODOLOGY	The basic steps in processing the sales comparison approach are outlined as follows:

1.      Research the market for recent sales transactions, listings, and offers to purchase or sell properties similar to the subject property.

2.      Select a relevant unit of comparison and develop a comparative analysis.

3.      Compare comparable sale properties with the subject property using the elements of comparison and adjust the price of each comparable to the subject property.

4.      Reconcile the various value indications produced by the analysis of the comparables.

REGIONAL SALES MARKET	The local market has been active in terms of investment sales of similar properties. Adequate sales exist to formulate a defensible value for the subject property via sales comparison.

PRESENTATION OF COMPARABLE SALES	To estimate the property value by the sales comparison approach, we analyzed sales from the influencing market that are most similar to the subject property in terms of age, size, tenant profile and location. The sales are compared on a price-per-unit basis, as this is a common method of comparison for such properties.

The comparable sales summarized in the chart below and plotted on the following map, range in price from $113,506 to $142,756 per unit. While these unit prices implicitly contain both the physical and economic factors affecting real estate, these statistics do not explicitly convey many of the details surrounding a specific property. Thus, this single index to the valuation of the subject property has some limitations.

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 54

PRESENTATION OF COMPARABLE SALES DATA

	1	2	3	4	5
Name	Deerfield Apartments	Chastain Terrace	Chelsea Ridge Apartments	Bell Ridge (Century Ridge)	Researve at Vista Walk
Location	1800 Deerfield Pt. Alpharetta, GA	240 Franklin Road NE Atlanta, GA	9700 Medlock Crossing Johns Creek, GA	3505 Windy Ridge Pky SE Atlanta, GA	1155 Lavista Rd NE Atlanta, GA
Grantor	EQR-Zurich, LLC	Park at Chastain LLC	WLA Bristol Park Investors V LLC	Centennial Ridge, LLC	Lavista Realty Partners LLC
Grantee	TR Deerfield, LLC	Edge Residential Chastain, LLC	Chelsea Ridge, LLC	Bell Partners	Behringer Harvard La Vista LLC
Sales Price	$43,500,000	$19,750,000	$50,000,000	$51,000,000	$40,400,000
Sale Date	8/29/2012	4/25/2012	3/14/2012	12/15/2010	10/7/2010
Year Built /Renov.	2003	1995	1994	1998	2007
No. of Units	370	174	396	434	283
Net Rentable Area (SF)	354,162	190,443	504,510	449,602	333,808
Avg. Unit Size (SF)	957	1,095	1,274	1,036	1,180
Occuapancy	96%	96%	96%	95%	95%
Price/SF	$122.83	$103.71	$99.11	$113.43	$121.03
Price/Unit	$117,568	$113,506	$126,263	$117,512	$142,756
Net Income	$2,392,500	$1,104,891	$3,052,760	$3,142,509	$2,319,661
NOI/SF	$6.76	$5.80	$6.05	$6.99	$6.95
NOI/Unit	$6,466	$6,350	$7,709	$7,241	$8,197
Cap Rate (OAR)	5.5%	5.6%	6.1%	6.2%	5.7%
EGIM	11.2	9.8	9.6	9.0	10.6
Expense Ratio (OER)	39%	45%	42%	44%	39%

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 55

COMPARABLE SALES MAP

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Lakeside at Vinings Mountain	October 31, 2012
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ANALYSIS OF SALES	The comparables are examined by considering the following adjustment factors.

Ownership Interest	No adjustments are necessary, since all of the sales reflect a 100% transfer of ownership interest.

Financing Terms	The comparable sales were either all cash transactions or were financed by primary lenders at market-oriented rates. Considerate of such, no adjustments for any unusual or atypical financing is required.

Conditions of Sale	Adjustments for conditions of sale usually reflect the motivations of the buyer and the seller. We are not aware of any atypical circumstances regarding any of the comparable sales. Personal property is included as all facilities have similar unit appliance requirements and miscellaneous office and common area FF&E.

Expenditures Made Immediately After Sale	Any required major capital costs incurred by the buyer immediately after the sale is appropriately added to the purchase price. None of the sales required any specific sale price adjustment other than what is included in general comparisons based on condition.

Market Conditions (Time)	Comparable sales that occurred under different market conditions than those applicable to the subject property as of the effective date of appraisal require adjustment for any differences that affect their values. The sales occurred between October 2010 and August 2012.

Market conditions began to deteriorate in approximately early- to mid- year 2008 in response to weakness that was becoming pronounced in the regional and national economies. In response to weakness in the overall economy, economic vacancy levels at area apartments increased and the operating performance of many properties deteriorated. Capital became difficult to access, underwriting became much more conservative and investor sales activity diminished greatly which resulted in higher capitalization rates and lower values.

Beginning at approximately mid to late 2009, investor interest and investment sales activity in apartments began to increase and this trend accelerated in 2010. Also, beginning in 2010 economic vacancy levels began to firm and the operating performance of area apartments began to improve. In response to these improvements in market fundamentals, capitalization rates began to contract and overall property values trend upward.

To account for the improvement in market fundamentals that began in 2010 and continue to occur, the most dated transactions are adjusted upward for changes in market conditions (time).

Location	As the subject, all of the comparables are located in north Atlanta in generally similar alternative areas. Appropriated adjustments were made to each of the sale properties to account for their respective locational differences.

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Physical Characteristics	Physical differences include differences in building size, quality of construction, building materials, age, condition, functional utility and appearance. All of the comparable properties are garden-style apartment complexes as the subject. The sales were constructed between 1995 and 2007. As noted, the subject was recently extensively renovated which substantially reduced the property’s effective age. Appropriated adjustments were made to each of the sale properties to account for their respective age and overall condition at the time of sale in comparison to the subject property.

Average Unit Size	The subject has an average unit size of 1,012 square feet. Properties with larger average unit sizes tend to trade at higher prices, all other factors being equal. Conversely, properties with smaller average unit sizes tend to trade at a lower price per unit. The average unit size of each comparable property is compared to the subject and applicable adjustments are applied when warranted.

Amenities	With it recent renovation, the subject offers an amenity package that is typical for a newer, suburban garden style apartment projects. Each of the sales offered the amenities typical found in newer/renovated, larger complexes. No further adjustment was warranted to the sales as these properties offered amenities similar to the subject.

Economic Characteristics	Economic characteristics include all the attributes of a property that affect its income. All of the sales were operating at stabilized occupancy and market rates. No adjustment was required for Economic Characteristics.

Summary of Adjustments	The preceding adjustments are summarized in the chart on the following chart.

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SUMMARY OF ADJUSTMENTS

Sale No.	1	2	3	4	5
Name	Deerfield Apartments	Chastain Terrace	Chelsea Ridge Apartments	Bell Ridge (Century Ridge)	Researve at Vista Walk
Address	1800 Deerfield Pt. Alpharetta, GA	240 Franklin Road NE Atlanta, GA	9700 Medlock Crossing Johns Creek, GA	3505 Windy Ridge Pky SE Atlanta, GA	1155 Lavista Rd NE Atlanta, GA
Sale Date	8/29/2012	4/25/2012	3/14/2012	12/15/2010	10/7/2010
Price per Unit	$117,568	$113,506	$126,263	$117,512	$142,756
ADJUSTMENTS
Financing Adjustment	$0	$0	$0	$0	$0

Adjusted for Financing per Unit	$117,568	$113,506	$126,263	$117,512	$142,756
Conditions of Sale Adjustment	$0	$0	$0	$0	$0

Adjusted for Special Conditions	$117,568	$113,506	$126,263	$117,512	$142,756
Time	0.0%	0.0%	0.0%	10.0%	10.0%

Time Adjusted Price per Unit	$117,568	$113,506	$126,263	$129,263	$157,032
Location	15%	10%	15%	15%	0%
Age/Condition/Quality	-10%	-5%	-5%	-5%	-10%
Average Unit Size	10%	0%	-5%	0%	-5%
Amenities	0%	0%	0%	0%	0%
Economics	0%	0%	0%	0%	0%

Total Adjustments (%)	15%	5%	5%	10%	-15%
Adjusted Price per Unit	$135,203	$119,181	$132,576	$142,189	$133,477

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Lakeside at Vinings Mountain	October 31, 2012
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VALUE CONCLUSION

After analysis and adjustments, a value range of $119,181 to $142,189 per unit is indicated. The mean and median adjusted prices are $132,525 to $133,477 per unit.

Consideration is given to the improvement taking place in overall market fundamentals and the recognition that the Sales Comparison Approach is based on trailing market indicators. To account for the improvement in market conditions that is taking place at this time, the most dated transactions were adjusted upward. A value in the range of approximately $130,000 to $140,000 per unit is deemed reasonable. The final value of the property via the Sales Comparison Approach is based on $135,000 per unit as follows.

Number of Units Price per Unit Indicated Value
220 x $135,000 = $29,700,000

Applying the value concluded above to the Effective Gross Income derived for the property within the Capitalization Approach section, results in an indicated OAR (capitalization rate) of 6.0% and EGIM of approximately 10.3(x). Both of these indicators are within the ranges exhibited by the sales transactions. These indicators suggest that the value concluded for the property via comparative analysis is reasonable based on the subject property’s income-producing characteristics.

Accordingly, the Market Value of the Fee Simple Interest in the subject property as of October 24, 2012, free and clear of financing, via the Sales Comparison Approach, is rounded to:

TWENTY-NINE MILLION SEVEN HUNDRED THOUSAND DOLLARS ($29,700,000)

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Page 60

RECONCILIATION AND FINAL ESTIMATE OF VALUE
Review	The purpose of this appraisal is to provide an estimate of the market value of the Fee Simple interest in the subject property, free and clear of financing. The date of value is October 24, 2012. The indicated market value estimates for the real property interest appraised are:

Cost Approach	N/A
Income Capitalization Approach	$31,400,000
Sales Comparison Approach	$29,700,000

Cost Approach	The cost approach value estimate relies on the cost to produce a like structure. The cost approach is not usually considered a reliable value indicator due to the fact that investors in the market area place minimal reliance on this approach because of the age of the property. The cost approach was not considered meaningful in the valuation of the subject property and was not included in the appraisal process.

Income Approach	The Income Capitalization Approach was processed. The subject is an income-producing property, and this approach provides good evidence of market value. As the subject represents a stabilized occupancy, the Direct Capitalization method was employed. Based on the applicable analytical methods of the most likely investors in an asset of this type, this approach was given greatest consideration in the final conclusion of market value.

Sales Approach	This approach provides an estimate of value based upon the recent activities of buyers and sellers in the marketplace. This approach is generally considered to be reliable in active markets where the motivations of buyers and sellers are known and the operating characteristics of the properties being transferred are available for scrutiny. Our market research revealed several sales of properties that are considered relatively comparable to the subject property. The value conclusion derived via this approach, although based no trialing economic indicators, is generally supportive of the value concluded via the Income Approach.

Conclusions	Based upon the data, analyses and conclusions contained within this appraisal report with primary emphasis placed on the value derived within the Income Capitalization Approach, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of October 24, 2012 is:

THIRTY-ONE MILLION FOUR HUNDRED THOUSAND DOLLARS ($31,400,000)

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Lakeside at Vinings Mountain	October 31, 2012
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ADDENDA

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SUBJECT PROPERTY PHOTOGRAPHS

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SUBJECT PROPERTY PHOTOGRAPHS

Leasing Office

Clubhouse Office

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SUBJECT PROPERTY PHOTOGRAPHS

Interior—Clubhouse/Movie Screening Room

Pool Area

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SUBJECT PROPERTY PHOTOGRAPHS

Interior—Clubhouse/Business Center

Interior—Typical Unit

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SUBJECT PROPERTY PHOTOGRAPHS

Exterior View—Typical Building

Exterior View—Garages

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SUBJECT PROPERTY PHOTOGRAPHS

Interior—Typical Unit

Exterior—Typical Building

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IMPROVED SALES PHOTOGRAPHS

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IMPROVED SALES PHOTOGRAPHS

Comparable Sale 1

Comparable Sale 2

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IMPROVED SALES PHOTOGRAPHS

Comparable Sale 3

Comparable Sale 4

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IMPROVED SALES PHOTOGRAPHS

Comparable Sale 5

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APPRAISER QUALIFICATIONS

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Lakeside at Vinings Mountain	October 31, 2012
Atlanta, Georgia	Addenda

STEVEN J. GOLDBERG, MAI, CCIM

MANAGING PARTNER

STEVEN J. GOLDBERG is the Managing Partner of Cogent Realty Advisors LLC, a firm specializing in commercial real estate valuation, consultation and due diligence. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development.

Mr. Goldberg has over 25 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.

Immediately prior to forming Cogent Realty Advisors, Mr. Goldberg was an Executive Vice President of a national valuation and consulting firm and managed the Southwest regional office. Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.

Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.

Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas, Arizona, Georgia and Florida. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.

COGENT Realty Advisors, LLC